Exhibit 15.1

Recon Technology, Ltd Reports Financial Results for Fiscal Year 2020

BEIJING, Oct. 9, 2020 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for fiscal year 2020.

Fiscal 2020 Financial Highlights:

•	Total cost of revenues for fiscal year 2020 decreased by 36.4% to $6.5 million (RMB46.2 million).

•	Gross profit for fiscal year 2020 was $2.8 million (RMB19.6 million). Gross profit margin for fiscal year 2020 was 29.8%, an increase of 0.6 percentage points compared to fiscal year 2019.

•	Net loss attributable to Recon for fiscal year 2020 was $2.7 million (RMB19.2 million), or $0. 59 (RMB4.16) per basic and diluted share, compared to $3.5 million (RMB24.0 million), or $0.92 (RMB6.49) per basic and diluted share for the fiscal year 2019.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon, stated, "The COVID-19 pandemic had a significant impact on our operation of the second-half of fiscal 2020, resulted in a delay in project performance timeline and thus delayed recognition of revenue. Nevertheless, we are pleased with our ability to handle such challenge and we believe our delayed projects will be completed methodically as social and overall conditions in China resume. We're also very proud that our clients remained stable and we believe our strategy to establish long term cooperation with clients valuing our essential automation solution and value-added services will help us reposition our business by bringing more resources through companies that want to adopt effective online and industrial automotive solutions and Internet-of-Things in China."

"We believe Recon has been prepared for larger projects in automation and environmental protection segments. We never stop improving our business structure and focusing on opportunities that can leverage our knowledge and experience in energy industry. We believe all our current efforts will drive our long-term net profit growth targets," concluded Mr. Yin.

Fiscal 2020 Financial Results:

Revenue

Total revenues were approximately RMB65.8 million ($9.3 million), representing a decrease of 35.8% compared to fiscal year 2019.

Automation products and software. Revenues from automation products and software decreased to approximately RMB51.4 million ($7.3 million), representing a decrease of 19.1% from fiscal year 2019. The decrease was primarily due to the postponed acceptance of several projects and less expenditures budgeted by Shenhua Group and decreased orders from Xinjiang East Hope New Energy Co., Ltd.

Equipment and accessories. Revenue from equipment and accessories decreased to approximately RMB14.2 million ($2.0 million), representing a decrease of 40.6% from fiscal year 2019, mainly due to less demand of the Company's products by oilfield companies as a result of low oil price.

Oilfield environmental protection. Revenue from oilfield environmental protection decreased by 99.2% to almost nil for this period, mainly affected by late acceptance inspection of the Company's Gansu production project, thus orders were not fulfilled and revenue was not recognized during the fiscal year 2020.

Cost and Margin

Total cost of revenues decreased by 36.4% to approximately RMB46.2 million ($6.5 million), mainly due to the decreased cost in line with revenue.

Gross profit decreased to approximately RMB19.6 million ($2.8 million), representing a decrease of 34.4% from fiscal year 2019. Gross margin was maintained at a same level of 29.8%, compared to a 29.2% of last year. Specifically, gross margin for automation and equipment segments were all improved during fiscal year 2020. The Company expects that the gross margin for oilfield environmental protection segment will be back to a 40% level when the treatment process is completed and revenue is recognized.

Operating Expenses

Total operating expenses decreased to approximately RMB39.8 million ($5.6 million), representing a decrease of 26.5%.

Selling and distribution expenses. Selling and distribution expenses were approximately RMB4.4 million ($0.6 million), representing a 51.3% decrease from fiscal year 2019. This decrease was mainly caused by less traveling expenses and entertainment expenses as the Company tried to control its operating expenditure, as well as the restriction on travelling and outdoor activities imposed by PRC government due to the COVID-19 during the fiscal year 2020.

General and Administrative Expenses. General and administrative expenses was approximately RMB26.1 million ($3.7 million), representing a 36.7% decrease from fiscal year 2019. The decrease was mainly due to the decrease in stock-based compensation expense.

Research and development expenses. Research and development expenses were approximately RMB7.0 million ($1.0 million), representing an increase of 7.6% from fiscal year 2019. This increase was primarily due to more expenses spent on design of new automation platform systems.

Net Loss

Loss from operations was RMB20.2 million ($2.9 million), representing a decrease of 22.0% from fiscal year 2019, which was a loss of RMB25.8 million.

Basic and diluted EPS. Basic and diluted net loss per share were RMB4.16 ($0.59), compared to RMB6.49 ($0.92) in fiscal year 2019.

Financial Condition

As of June 30,2020, the Company had cash of RMB30.3 million ($4.3 million), compared to RMB4.5 million as of June 30, 2019. As of June 30, 2020, the Company had working capital of RMB64.1 million ($9.1 million), while as of June 30, 2019, the Company had working capital of RMB55.7 million. The increase was mainly contributed to securities offerings during May and June of 2020.

Net cash used in operating activities was RMB5.2 million ($0.7 million) for fiscal year 2020, compared to net cash used in operating activities of approximately RMB32.2 million for fiscal year 2019. Net cash used in investing activities was RMB2.1 million ($0.3 million) for fiscal year 2020, compared to RMB13.5 million for fiscal year 2019. Net cash provided by financing activities was RMB33.2 million ($4.7 million) for fiscal year 2020, compared to net cash provided by financing activities of RMB3.5 million for fiscal year 2019.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.06973 to $1.00, the approximate exchange rate prevailing on December 31, 2019.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, the effect of novel coronavirus and other health matters on target markets, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR contact:

In China:

Ms. Liu Jia
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn

RECON TECHNOLOGY, LTD CONSOLIDATED BALANCE SHEETS

	As of June 30	As of June 30	As of June 30
	2019	2020	2020
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥4,521,325	¥30,336,504	$4,291,042
Notes receivable	3,073,680	4,180,885	591,378
Trade accounts receivable, net	68,535,282	48,244,015	6,824,026
Trade accounts receivable- related party, net	3,409,912	3,068,920	434,093
Inventories, net	1,270,523	1,985,723	280,877
Other receivables, net	5,665,593	6,350,802	898,309
Loans to third parties	4,960,000	3,200,377	452,687
Purchase advances, net	1,343,576	178,767	25,286
Contract assets, net	4,633,940	31,537,586	4,460,933
Prepaid expenses	192,837	198,294	28,048
Prepaid expenses - related parties	217,600	-	-
Total current assets	97,824,268	129,281,873	18,286,679

Property and equipment, net	3,661,321	29,756,879	4,209,055
Construction in progress	21,524,994	-	-
Land use right, net	1,307,887	1,280,648	181,145
Investment in unconsolidated entity	31,078,971	31,541,850	4,461,536
Long-term other receivables, net	440,015	3,640	515
Prepayments for construction in progress	1,144,098	-	-
Operating lease right-of-use assets (including ¥Nil and ¥803,503 ($113,654) from a related party as of June 30, 2019 and 2020, respectively)	-	2,549,914	360,681
Total Assets	¥156,981,554	¥194,414,804	$27,499,611

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Short-term bank loans	¥2,500,000	¥9,520,000	$1,346,586
Trade accounts payable	14,089,293	23,034,347	3,258,163
Other payables	2,246,410	2,609,486	369,107
Other payable- related parties	2,290,873	4,498,318	636,279
Contract Liabilities	120,000	3,486,033	493,093
Accrued payroll and employees' welfare	1,384,529	1,917,635	271,246
Investment payable	6,400,000	6,400,000	905,268
Taxes payable	2,180,847	1,108,288	156,765
Short-term borrowings	1,081,096	200,000	28,290
Short-term borrowings - related parties	9,010,525	10,230,746	1,447,120
Long-term borrowings - related party - current portion	780,797	847,346	119,856
Operating lease liabilities - current (including ¥Nil and ¥450,728 ($63,755) from a related party as of June 30, 2019 and 2020, respectively)	-	1,328,976	187,981
Total Current Liabilities	42,084,370	65,181,175	9,219,754

Operating lease liabilities - non-current (including ¥Nil and ¥352,775 ($49,899) from a related party as of June 30, 2019 and 2020, respectively)	-	1,210,088	171,165
Long-term borrowings - related party	8,196,204	7,379,253	1,043,782
Total Liabilities	50,280,574	73,770,516	10,434,701

Commitments and Contingencies

Equity
Common stock, ($ 0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,361,634 shares and 7,202,832 shares issued and outstanding as of June 30, 2019 and June 30, 2020, respectively) *	2,712,773	4,577,233	647,441
Additional paid-in capital	250,624,798	282,505,455	39,959,870
Statutory reserve	4,148,929	4,148,929	586,858
Accumulated deficit	(164,780,885)	(184,027,586)	(26,030,358)
Accumulated other comprehensive gain	2,909,936	2,825,731	399,694
Total stockholders' equity	95,615,551	110,029,762	15,563,505
Non-controlling interests	11,085,429	10,614,526	1,501,405
Total equity	106,700,980	120,644,288	17,064,910
Total Liabilities and Equity	¥156,981,554	¥194,414,804	$27,499,611

RECON TECHNOLOGY, LTD CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues
Revenues - third party	¥84,135,037	¥98,657,433	¥65,760,651	$9,301,722
Revenues - related party	577,009	3,726,894	-	-
Revenues	84,712,046	102,384,327	65,760,651	9,301,722

Cost of revenues
Cost of revenues - third party	80,097,834	70,316,198	46,154,255	6,528,433
Cost of revenues - related party	464,027	2,202,765	-	-
Cost of revenues	80,561,861	72,518,963	46,154,255	6,528,433

Gross profit	4,150,185	29,865,364	19,606,396	2,773,289

Selling and distribution expenses	8,013,353	9,076,266	4,417,413	624,835
General and administrative expenses	34,687,317	41,288,351	26,120,099	3,694,644
Provision for (net recovery of) doubtful accounts	(841,242)	610,776	2,203,531	311,685
Research and development expenses	3,215,653	3,133,545	7,042,385	996,132
Operating expenses	45,075,081	54,108,938	39,783,428	5,627,296

Loss from operations	(40,924,896)	(24,243,574)	(20,177,032)	(2,854,007)

Other income (expenses)
Subsidy income	371,650	1,149,016	1,210,318	171,197
Interest income	68,028	40,391	54,746	7,744
Interest expense	(897,521)	(1,589,045)	(1,451,890)	(205,367)
Income (loss) from investment in unconsolidated entity	-	(959,905)	462,879	65,473
Impairment loss of investment in unconsolidated entity	(4,037,736)	-	-	-
Foreign exchange transaction gain (loss)	(4,068)	56,603	(17,720)	(2,506)
Other income	65,539	162,585	78,417	11,092
Other income (expense), net	(4,434,108)	(1,140,355)	336,750	47,633
Loss before income tax	(45,359,004)	(25,383,929)	(19,840,282)	(2,806,374)
Income tax expenses	16,230	398,477	282,322	39,934
Net loss	(45,375,234)	(25,782,406)	(20,122,604)	(2,846,308)

Less: Net loss attributable to non-controlling interests	(1,302,913)	(426,501)	(875,903)	(123,895)
Net loss attributable to Recon Technology, Ltd	¥(44,072,321)	¥(25,355,905)	¥(19,246,701)	$(2,722,413)

Comprehensive loss
Net loss	(45,375,234)	(25,782,406)	(20,122,604)	(2,846,308)
Foreign currency translation adjustment	1,765,249	1,393,843	(84,205)	(11,911)
Comprehensive loss	(43,609,985)	(24,388,563)	(20,206,809)	(2,858,219)
Less: Comprehensive loss attributable to non-controlling interests	(1,302,913)	(426,501)	(875,903)	(123,895)
Comprehensive loss attributable to Recon Technology, Ltd	¥(42,307,072)	¥(23,962,062)	¥(19,330,906)	$(2,734,324)

Loss per common share - basic and diluted	¥(19.19)	¥(6.49)	¥(4.16)	$(0.59)
Weighted - average shares -basic and diluted	2,296,693	3,908,833	4,624,615	4,624,615

RECON TECHNOLOGY, LTD CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	2018	2019	2020	2020
	RMB	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net loss	¥(45,375,234)	¥(25,782,406)	¥(20,122,604)	$(2,846,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,119,049	1,124,011	1,609,700	227,689
Gain from disposal of equipment	(78,285)	-	(89,156)	(12,611)
Provision for (net recovery of) doubtful accounts	(841,242)	610,776	2,203,531	311,685
Provision for slow moving inventories	65,245	65,380	56,817	8,037
Amortization of right of use assets	-	-	1,408,551	199,237
Reversal of interests expense	-	-	(81,096)	(11,471)
Restricted shares issued for management and employees	15,462,124	21,288,204	7,944,835	1,123,782
Loss (income) from investment in unconsolidated entity	-	959,905	(462,879)	(65,473)
Impairment loss of investment in unconsolidated entity	4,037,736	-	-	-
Restricted shares issued for services	3,050,896	845,781	33,927	4,799
Changes in operating assets and liabilities:
Notes receivable	2,116,998	922,282	(1,107,205)	(156,612)
Trade accounts receivable	11,972,175	(40,461,376)	18,428,088	2,606,619
Trade accounts receivable-related party	-	(3,409,912)	-	-
Inventories	(5,012,984)	(1,197,529)	(1,124,935)	(159,120)
Other receivable	(1,717,096)	(928,882)	(206,146)	(29,159)
Purchase advance	(296,903)	5,784,669	1,210,309	171,196
Contract assets	(127,325)	7,554,745	(26,938,013)	(3,810,332)
Prepaid expense	318,759	316,845	(5,457)	(772)
Prepaid expense - related parties	-	(217,600)	217,600	30,779
Operating lease liabilities	-	-	(1,419,402)	(200,772)
Trade accounts payable	(2,706,304)	(400,034)	8,205,660	1,160,675
Other payables	(179,507)	(861,620)	(23,600)	(3,338)
Other payables-related parties	(102,563)	(920,584)	2,207,445	312,239
Deferred revenue	(1,174,585)	-	-	-
Advance from customers	27,756	(37,856)	3,366,033	476,119
Accrued payroll and employees' welfare	140,828	784,095	533,109	75,407
Accrued expenses	-	-	9,425	1,333
Taxes payable	(269,358)	1,748,934	(1,085,213)	(153,501)
Net cash used in operating activities	(19,569,820)	(32,212,172)	(5,230,676)	(739,873)

Cash flows from investing activities:
Investment in unconsolidated entity	(4,037,736)	(4,205,080)	-	-
Purchases of property and equipment	(1,503,410)	(1,735,956)	(85,974)	(12,161)
Proceeds from disposal of equipment	32,000	-	900	127
Payments for land use right	(1,361,969)	-	-	-
Repayments from loans to third parties	435,250	1,000,000	11,239,623	1,589,824
Payments made for loans to third parties	(1,960,000)	(4,000,000)	(9,480,000)	(1,340,928)
Payments and prepayments for construction in progress	(9,157,103)	(4,606,823)	(3,782,912)	(535,086)
Net cash used in investing activities	(17,552,968)	(13,547,859)	(2,108,363)	(298,224)

Cash flows from financing activities:
Proceeds from short-term bank loans	45,000	2,500,000	9,520,000	1,346,586
Repayments of short-term bank loans	(45,000)	-	(2,500,000)	(353,620)
Proceeds from short-term borrowings	4,600,000	1,081,096	200,000	28,290
Repayments of short-term borrowings	(4,900,000)	-	(1,000,000)	(141,448)
Proceeds from short-term borrowings-related parties	20,188,318	5,000,000	17,415,000	2,463,319
Repayments of short-term borrowings-related parties	(21,332,036)	(5,000,000)	(16,195,000)	(2,290,753)
Proceeds from long-term borrowings-related party	10,000,000	-	-	-
Repayments of long-term borrowings-related party	(371,975)	(684,191)	(747,630)	(105,751)
Proceeds from sale of common stock, net of issuance costs	65,004,531	-	26,141,051	3,697,603
Refund of capital contribution by a non-controlling shareholder	-	(200,000)	-	-
Capital contribution by non-controlling shareholders	3,700,000	850,000	405,000	57,286
Net cash provided by financing activities	76,888,838	3,546,905	33,238,421	4,701,512

Effect of exchange rate fluctuation on cash	1,765,249	1,393,873	(84,203)	(11,906)

Net (decrease) increase in cash	41,531,299	(40,819,253)	25,815,179	3,651,509
Cash at beginning of year	3,809,279	45,340,578	4,521,325	639,533
Cash at end of year	¥45,340,578	¥4,521,325	¥30,336,504	$4,291,042

Supplemental cash flow information
Cash paid during the year for interest	¥868,042	¥1,542,381	¥1,400,462	$198,093